UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE AS OF 1934

For the month of July 2010

Commission file number: 2-0-27648

VOCALTEC COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

12 BENNY GAON STREET, BUILDING 2B
POLEG INDUSTRIAL AREA, NETANYA, ISRAEL 42504

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐  No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐  No  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

EXPLANATORY NOTE

On July 20, 2010, VocalTec Communications Ltd., a company organized under the laws of the State of Israel (the “Company”), issued a press release entitled “VocalTec Announces Authorization of $12 Million Stock Buyback and Announces Second Quarter Guidance.  Chief Executive Officer, Daniel Borislow Seeks Shareholder Approval to Acquire Over 25% of Outstanding Stock.”  The press release discloses that the board of directors of the Company has authorized (i) a stock repurchase program for the Company’s repurchase of up to $12 million of its outstanding capital stock (the “Stock Buyback”), and (ii) the scheduling of a shareholders meeting to approve a proposal by the Company’s President and Chief Executive Officer, Mr. Daniel Borislow, to increase his percentage ownership of the Company’s outstanding capital stock to over 25%.  Consummation of the Stock Buyback would be subject to compliance with applicable Israeli legal requirements, including any required court approval under Israeli law.

A copy of the press release is attached to this Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 26, 2010

VOCALTEC COMMUNICATIONS LTD.

By:	/s/ Daniel Borislow
Name:	Daniel Borislow
Title:	President and Chief Executive Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1
Press release dated July 20, 2010 entitled “VocalTec Announces Authorization of $12 Million Stock Buyback and Announces Second Quarter Guidance.  Chief Executive Officer, Daniel Borislow Seeks Shareholder Approval to Acquire Over 25% of Outstanding Stock.”